

Mail Stop 0407

January 31, 2006

Via U.S. Mail and Fax

Mr. Stebbins B. Chandor, Jr.
Chief Financial Officer
iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois 60195

> RE: **iPCS, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2005**
> **File No. 333-32064**

Dear Mr. Chandor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2005

Item 8. Financial Statements and Supplementary Data

(8) Long-Term Debt and Capital Lease Obligations, page F-26

1. We note that at September 30, 2005, the Company was not in compliance with the indentures governing its 11 3/8% senior notes and its 11 ½% senior notes. Please tell us how you determine that short-term classification appropriate at the balance sheet date. Refer to the appropriate accounting literature.

Form 8-K/A filed August 1, 2005

Exhibit 99.8, page F-10

2. We note that you utilize an independent valuation expert to assess the fair value of the Company. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director